SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 000-30540

GIGAMEDIA LIMITED

8F, No. 22, Lane 407, Section 2, Tiding Boulevard

Neihu District

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-            .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:

1.	GigaMedia Announces Fourth-Quarter and Full-Year 2013 Financial Results (attached hereto as Exhibit 99.1)

2.	GigaMedia Adds Former Perfect World Executive to Lead Strategic Development of Games Business (attached hereto as Exhibit 99.2)

3.	GigaMedia to Report Fourth-Quarter and Full-Year 2013 Financial Results on April 10 (attached hereto as Exhibit 99.3)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: April 11, 2014	By: /s/ Dirk Chen
(Signature)
	Name:	Dirk Chen
	Title:	Chief Financial Officer